Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2012 (1)	2013 (1)

Net Income	$118	$128
Equity in earnings of unconsolidated affiliates, net of distributions	2	4
Income taxes	75	82
Capitalized interest	—	—
	195	214

Fixed charges, as defined:

Interest	45	45
Capitalized interest	—	—
Interest component of rentals charged to operating expense	2	2
Total fixed charges	47	47

Earnings, as defined	$242	$261

Ratio of earnings to fixed charges	5.15	5.55
         ___________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2012 and 2013 is interest income of $2 million and less than $1 million, respectively, which is included in income tax expense.